Filing to Stock Exchange of Hong Kong.

05005321

SUPPL

3rd January

*The following text summarizes the significant event of disclosures filed today by Metro Pacific Corporation ("**MPC**"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on two SEC Forms 17-C.*

1. **Sale of Shares in Prime Media Holding, Inc. (via SEC Form 17-C)**

MPC sold a portion of its shareholdings in Prime Media Holdings, Inc. comprising 34% of the outstanding common shares of Prime Media Holdings, Inc. to Alcion Resources,Inc. for the total price of Pesos 2.5 million.

2. **Issuance of Preferred Shares (via SEC Form 17-C)**

At a special meeting of the Board of Directors of MPC held on December 31, 2004, the Board approved the issuance to Metro Pacific Resources, Inc. ("MPRI") of up to 450 million new series I-C preferred shares at an issue price equivalent to the par value thereof of Pesos 1.00 per share.

The Board at the same meeting also approved a reverse stock split of the shares of MPC by increasing its par value from Pesos 1.00 to Pesos P10.00 per share. The change in the par value is subject to stockholders' approval and will take effect only after the Securities and Exchange Commission ("SEC") shall have approved the same.

Immediately after the same Board meeting, MPC and MPRI executed a subscription agreement which provided for an initial subscription payment by MPRI of Pesos 278.9 million and the payment of the balance on or before June 30, 2005. The effectiveness of said subscription agreement is subject to SEC approval of the Enabling Resolution. A copy of the Enabling Resolution passed by the MPC Board is set out below.

Enabling Resolution

"**RESOLVED, AS IT IS HEREBY RESOLVED**, to authorize the issuance of up to Four Hundred Fifty Million (450,000,000) Series 1 Preferred Shares, to be designated as Sub-Series 1-C, at the issue price of One Peso (PhP1.00) per share, to Metro Pacific Resources, Inc.;

"**RESOLVED, FURTHER**, that the Sub-Series 1-C Preferred Shares shall have the following terms and features:

Dividend Entitlement

The Sub-Series 1-C Preferred Shares shall be entitled to cumulative preferential dividends at the rate of 10% per annum. Such dividends shall be cumulative from and after the issue date of the Sub-Series 1-C Preferred Shares, whether or not in any period the amount thereof is covered by available unrestricted retained earnings. No dividends shall be declared or paid on the common shares unless the full accumulated dividends on the Sub-Series 1-C Preferred Shares for all past dividend periods and for the then current dividend period shall have been declared and paid by the Corporation.

The holder(s) of the Sub-Series 1-C Preferred Shares shall not be entitled to any participation or share in the retained earnings remaining after dividend payments shall have been made thereon.

dlw 1/26

Voting Rights

The holders of the Sub-Series 1-C Preferred Shares shall not be entitled to vote except (a) in those cases expressly provided by law, and (b) in the event that as of the date of the notice convening a meeting of the stockholders of the Corporation the cumulative preferential dividend referred to above is six months or more in arrears.

Convertibility

At the option of the holder(s), exerciseable at anytime from and after the issue date thereof, the Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be convertible to common shares, at a conversion price per share which shall be equivalent to the par value of each common share.

On the fifth anniversary of the issue date thereof, all outstanding Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be, subject to the redemption option exercisable by the Corporation, mandatorily converted into common shares at a conversion price per share which shall be equivalent to the par value of each common share.

Redeemability

At the option of the Corporation, the Sub-Series 1-C Preferred Shares may be redeemed on the fifth anniversary of the issue date thereof, at a price equivalent to the total par value thereof plus any accrued and unpaid dividends thereon plus a redemption premium which will provide the holder of Preferred Share with an effective yield of 15% p.a. received from the subscription payment date.

Any and all Sub-Series 1-C Preferred Shares redeemed, whether pursuant to a share conversion or otherwise, shall not be considered retired and may be re-issued by the Corporation.

Preference Upon Liquidation

In the event of liquidation, dissolution, bankruptcy or winding up of the affairs of the Corporation, the holder(s) of the Sub-Series 1-C Preferred Shares shall be entitled to be paid in full or ratably to the extent that the remaining assets of the Corporation will permit an amount equivalent to the issue price thereof plus all accumulated and unpaid dividends up to the then current dividend period, before any assets of the Corporation shall be paid or distributed to any other holders of any other class of shares of the Corporation.

"**RESOLVED, FURTHERMORE**, to authorize and direct the Corporate Secretary and other appropriate officers of the Corporation to cause the filing of these Enabling Resolutions with the Securities and Exchange Commission, and to execute, sign and deliver any and all certifications and other instruments that may be required, necessary or appropriate in the premises;

"**RESOLVED, FINALLY**, to authorize and empower the President, the Chief Financial Officer, or any other appropriate officer of the Corporation to execute, sign and deliver such subscription agreement and any and all other agreements as may be necessary or appropriate to implement the foregoing share issuance."

3rd January, 2005

Filing to Stock Exchange & Hong Kong

*The following text summarizes the significant event of disclosures filed today by Metro Pacific Corporation ("**MPC**"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on two SEC Forms 17-C.*

1. Sale of Shares in Prime Media Holding, Inc. (via SEC Form 17-C)

MPC sold a portion of its shareholdings in Prime Media Holdings, Inc. comprising 34% of the outstanding common shares of Prime Media Holdings, Inc. to Alcion Resources,Inc. for the total price of Pesos 2.5 million.

2. Issuance of Preferred Shares (via SEC Form 17-C)

At a special meeting of the Board of Directors of MPC held on December 31, 2004, the Board approved the issuance to Metro Pacific Resources, Inc. ("MPRI") of up to 450 million new series I-C preferred shares at an issue price equivalent to the par value thereof of Pesos 1.00 per share.

The Board at the same meeting also approved a reverse stock split of the shares of MPC by increasing its par value from Pesos 1.00 to Pesos P10.00 per share. The change in the par value is subject to stockholders' approval and will take effect only after the Securities and Exchange Commission ("SEC") shall have approved the same.

Immediately after the same Board meeting, MPC and MPRI executed a subscription agreement which provided for an initial subscription payment by MPRI of Pesos 278.9 million and the payment of the balance on or before June 30, 2005. The effectiveness of said subscription agreement is subject to SEC approval of the Enabling Resolution. A copy of the Enabling Resolution passed by the MPC Board is set out below.

Enabling Resolution

"**RESOLVED, AS IT IS HEREBY RESOLVED**, to authorize the issuance of up to Four Hundred Fifty Million (450,000,000) Series 1 Preferred Shares, to be designated as Sub-Series 1-C, at the issue price of One Peso (PhP1.00) per share, to Metro Pacific Resources, Inc.;

"**RESOLVED, FURTHER**, that the Sub-Series 1-C Preferred Shares shall have the following terms and features:

Dividend Entitlement

The Sub-Series 1-C Preferred Shares shall be entitled to cumulative preferential dividends at the rate of 10% per annum. Such dividends shall be cumulative from and after the issue date of the Sub-Series 1-C Preferred Shares, whether or not in any period the amount thereof is covered by available unrestricted retained earnings. No dividends shall be declared or paid on the common shares unless the full accumulated dividends on the Sub-Series 1-C Preferred Shares for all past dividend periods and for the then current dividend period shall have been declared and paid by the Corporation.

The holder(s) of the Sub-Series 1-C Preferred Shares shall not be entitled to any participation or share in the retained earnings remaining after dividend payments shall have been made thereon.

Voting Rights

The holders of the Sub-Series 1-C Preferred Shares shall not be entitled to vote except (a) in those cases expressly provided by law, and (b) in the event that as of the date of the notice convening a meeting of the stockholders of the Corporation the cumulative preferential dividend referred to above is six months or more in arrears.

Convertibility

At the option of the holder(s), exerciseable at anytime from and after the issue date thereof, the Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be convertible to common shares, at a conversion price per share which shall be equivalent to the par value of each common share.

On the fifth anniversary of the issue date thereof, all outstanding Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be, subject to the redemption option exercisable by the Corporation, mandatorily converted into common shares at a conversion price per share which shall be equivalent to the par value of each common share.

Redeemability

At the option of the Corporation, the Sub-Series 1-C Preferred Shares may be redeemed on the fifth anniversary of the issue date thereof, at a price equivalent to the total par value thereof plus any accrued and unpaid dividends thereon plus a redemption premium which will provide the holder of Preferred Share with an effective yield of 15% p.a. received from the subscription payment date.

Any and all Sub-Series 1-C Preferred Shares redeemed, whether pursuant to a share conversion or otherwise, shall not be considered retired and may be re-issued by the Corporation.

Preference Upon Liquidation

In the event of liquidation, dissolution, bankruptcy or winding up of the affairs of the Corporation, the holder(s) of the Sub-Series 1-C Preferred Shares shall be entitled to be paid in full or ratably to the extent that the remaining assets of the Corporation will permit an amount equivalent to the issue price thereof plus all accumulated and unpaid dividends up to the then current dividend period, before any assets of the Corporation shall be paid or distributed to any other holders of any other class of shares of the Corporation.

"**RESOLVED, FURTHERMORE**, to authorize and direct the Corporate Secretary and other appropriate officers of the Corporation to cause the filing of these Enabling Resolutions with the Securities and Exchange Commission, and to execute, sign and deliver any and all certifications and other instruments that may be required, necessary or appropriate in the premises;

"**RESOLVED, FINALLY**, to authorize and empower the President, the Chief Financial Officer, or any other appropriate officer of the Corporation to execute, sign and deliver such subscription agreement and any and all other agreements as may be necessary or appropriate to implement the foregoing share issuance."

3rd January, 2005

Filing to Stock Exchange of Hong Kong

*The following text summarizes the significant event of disclosures filed today by Metro Pacific Corporation ("**MPC**"), a subsidiary of First Pacific Company Limited, with the Philippine Stock Exchange on two SEC Forms 17-C.*

1. **Sale of Shares in Prime Media Holding, Inc. (via SEC Form 17-C)**

MPC sold a portion of its shareholdings in Prime Media Holdings, Inc. comprising 34% of the outstanding common shares of Prime Media Holdings, Inc. to Alcion Resources,Inc. for the total price of Pesos 2.5 million.

2. **Issuance of Preferred Shares (via SEC Form 17-C)**

At a special meeting of the Board of Directors of MPC held on December 31, 2004, the Board approved the issuance to Metro Pacific Resources, Inc. ("MPRI") of up to 450 million new series I-C preferred shares at an issue price equivalent to the par value thereof of Pesos 1.00 per share.

The Board at the same meeting also approved a reverse stock split of the shares of MPC by increasing its par value from Pesos 1.00 to Pesos P10.00 per share. The change in the par value is subject to stockholders' approval and will take effect only after the Securities and Exchange Commission ("SEC") shall have approved the same.

Immediately after the same Board meeting, MPC and MPRI executed a subscription agreement which provided for an initial subscription payment by MPRI of Pesos 278.9 million and the payment of the balance on or before June 30, 2005. The effectiveness of said subscription agreement is subject to SEC approval of the Enabling Resolution. A copy of the Enabling Resolution passed by the MPC Board is set out below.

Enabling Resolution

"**RESOLVED, AS IT IS HEREBY RESOLVED**, to authorize the issuance of up to Four Hundred Fifty Million (450,000,000) Series 1 Preferred Shares, to be designated as Sub-Series 1-C, at the issue price of One Peso (PhP1.00) per share, to Metro Pacific Resources, Inc.;

"**RESOLVED, FURTHER**, that the Sub-Series 1-C Preferred Shares shall have the following terms and features:

Dividend Entitlement

The Sub-Series 1-C Preferred Shares shall be entitled to cumulative preferential dividends at the rate of 10% per annum. Such dividends shall be cumulative from and after the issue date of the Sub-Series 1-C Preferred Shares, whether or not in any period the amount thereof is covered by available unrestricted retained earnings. No dividends shall be declared or paid on the common shares unless the full accumulated dividends on the Sub-Series 1-C Preferred Shares for all past dividend periods and for the then current dividend period shall have been declared and paid by the Corporation.

The holder(s) of the Sub-Series 1-C Preferred Shares shall not be entitled to any participation or share in the retained earnings remaining after dividend payments shall have been made thereon.

Voting Rights

The holders of the Sub-Series 1-C Preferred Shares shall not be entitled to vote except (a) in those cases expressly provided by law, and (b) in the event that as of the date of the notice convening a meeting of the stockholders of the Corporation the cumulative preferential dividend referred to above is six months or more in arrears.

Convertibility

At the option of the holder(s), exerciseable at anytime from and after the issue date thereof, the Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be convertible to common shares, at a conversion price per share which shall be equivalent to the par value of each common share.

On the fifth anniversary of the issue date thereof, all outstanding Sub-Series 1-C Preferred Shares, together with any accrued and unpaid dividends thereon, shall be, subject to the redemption option exercisable by the Corporation, mandatorily converted into common shares at a conversion price per share which shall be equivalent to the par value of each common share.

Redeemability

At the option of the Corporation, the Sub-Series 1-C Preferred Shares may be redeemed on the fifth anniversary of the issue date thereof, at a price equivalent to the total par value thereof plus any accrued and unpaid dividends thereon plus a redemption premium which will provide the holder of Preferred Share with an effective yield of 15% p.a. received from the subscription payment date.

Any and all Sub-Series 1-C Preferred Shares redeemed, whether pursuant to a share conversion or otherwise, shall not be considered retired and may be re-issued by the Corporation.

Preference Upon Liquidation

In the event of liquidation, dissolution, bankruptcy or winding up of the affairs of the Corporation, the holder(s) of the Sub-Series 1-C Preferred Shares shall be entitled to be paid in full or ratably to the extent that the remaining assets of the Corporation will permit an amount equivalent to the issue price thereof plus all accumulated and unpaid dividends up to the then current dividend period, before any assets of the Corporation shall be paid or distributed to any other holders of any other class of shares of the Corporation.

"**RESOLVED, FURTHERMORE,** to authorize and direct the Corporate Secretary and other appropriate officers of the Corporation to cause the filing of these Enabling Resolutions with the Securities and Exchange Commission, and to execute, sign and deliver any and all certifications and other instruments that may be required, necessary or appropriate in the premises;

"**RESOLVED, FINALLY,** to authorize and empower the President, the Chief Financial Officer, or any other appropriate officer of the Corporation to execute, sign and deliver such subscription agreement and any and all other agreements as may be necessary or appropriate to implement the foregoing share issuance."